UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

MILLER INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

600551 10 5
(CUSIP Number)

William G. Miller 8503 Hilltop Drive Ooltewah, Tennessee (423) 238-4171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 pages)

CUSIP No. 600551 10 5	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM G. MILLER I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,513,968(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 1,513,968(1)
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,513,968(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.43%(2)
14	TYPE OF REPORTING PERSON: IN

(1)
Does not reflect shares that will be transferred on November 30, 2006 pursuant to an Order for a property settlement, dated October 31, 2006, which is described in further detail in this Schedule 13D because the number of shares will not be certain until such transfer date.

(2)	Based on 11,355,866 shares of common stock outstanding at July 31, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

CUSIP No. 600551 10 5	13D	Page 3 of 4 Pages

EXPLANATORY NOTES

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the statement on Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2003, and was amended by those statements on Schedule 13D/A filed with the Commission on January 28, 2004, February 17, 2004, March 21, 2005 and June 1, 2005 (collectively, the “Statement”), with respect to the common stock, par value $.01 per share, of Miller Industries, Inc. (the “Issuer”).

This Amendment No. 5 is being filed to report the following:

1.
The entry of an Order for a property settlement between the Reporting Person and his wife pursuant to which shares of common stock of the Issuer will be transferred to his wife on November 30, 2006; and

2.
The sale, pursuant to a 10b5-1 trading plan, of 109,288 shares of common stock of the Issuer by the Miller Family Foundation, Inc., a Georgia nonprofit corporation of which the Reporting Person is the sole director.

This Amendment No. 5 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for the Reporting Person.

(c) In May 2006, the Miller Family Foundation, Inc., a Georgia nonprofit corporation of which the Reporting Person is the sole director, entered into a 10b5-1 trading plan with a financial institution pursuant to which all of the Foundation’s 109,288 shares of common stock of the Issuer would be sold at the best possible price, but in no event less than $20.00 per share. On August 16 and 17, 2006, the financial institution sold all of these shares at the minimum price of $20.00 per share. Although the Reporting Person had no control over the sale of such shares as a result of the Foundation having entered into the 10b5-1 trading plan, such shares were deemed to be beneficially owned by the Reporting Person pursuant to Rule 13(d)-3 promulgated by the Securities and Exchange Commission because of the Reporting Person’s service as a director of the Foundation.

The number shares of common stock of the Issuer reflected as beneficially owned by the Reporting Person in this Amendment No. 5 no longer includes 2,800 shares held by the Reporting Person’s son, who has reached the age of majority and no longer shares the Reporting Person’s household.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 31, 2006, the Superior Court of Fulton County, Georgia, issued an Order for a property settlement between the Reporting Person and his wife pursuant to which shares of common stock of the Issuer with a value equal to $3,000,000 will be transferred to his wife on November 30, 2006. The exact number of shares to be transferred will be based on the closing market price of the Issuer’s common stock on the New York Stock Exchange on that day.

In May 2006, the Miller Family Foundation, Inc., a Georgia nonprofit corporation of which the Reporting Person is the sole director, entered into a 10b5-1 trading plan with respect to all of the Foundation’s 109,288 shares of common stock of the Issuer. The trading plan is described in further detail under Item 5(c) of this Amendment No. 5.

CUSIP No. 600551 10 5	13D	Page 4 of 4 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated: November 7, 2006.

/s/ William G. Miller William G. Miller